UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Lions Gate Entertainment Corp.

(Name of Issuer)

Class A Voting Shares, no par value

(Title of Class of Securities)

535919401

(CUSIP Number)

Bryan H. Hall
Executive Vice President
Liberty Global plc
Griffin House, 161 Hammersmith Rd,
London W6 8BS, United Kingdom
+44.208.483.6449 or 303.220.6600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 28, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 535919401	13D	Page 2 of 11 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liberty Global plc 98-1112770
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) BK, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,500,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) HC

(1)
This amount does not reflect the (A) 15,924,902 Class A Voting Shares, no par value (the “Voting Shares”), of Lions Gate Entertainment Corp. (the “Issuer”) held by various funds affiliated with MHR Fund Management, LLC (“MHR”) and Mark H. Rachesky (“Dr. Rachesky”), (B) 5,561,911 Voting Shares held by John C. Malone (“Dr. Malone”) and various persons and entities affiliated with Dr. Malone, or (C) 2,500,000 Voting Shares held by a subsidiary of Discovery Communications, Inc. (“Discovery”), of which the reporting persons may be deemed to have beneficial ownership as a result of the Voting and Standstill Agreement.  See Items 5 and 6 of this Schedule 13D.

(2)
The calculation of this percentage is based on an aggregate 82,654,510 Voting Shares outstanding as of August 5, 2019, as reported on a Quarterly Report on Form 10-Q filed by the Issuer on August 8, 2019.

CUSIP No. 535919401	13D	Page 3 of 11 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liberty Global Incorporated Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) BK, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,500,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,500,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)
This amount does not reflect the (A) 15,924,902 Voting Shares held by various funds affiliated with MHR and Dr. Rachesky, (B) 5,561,911 Voting Shares held by Dr. Malone and various persons and entities affiliated with Dr. Malone, or (C) 2,500,000 Voting Shares held by a subsidiary of Discovery, of which the reporting persons may be deemed to have beneficial ownership as a result of the Voting and Standstill Agreement.  See Items 5 and 6 of this Schedule 13D.

(2)
The calculation of this percentage is based on an aggregate 82,654,510 Voting Shares outstanding as of August 5, 2019, as reported on a Quarterly Report on Form 10-Q filed by the Issuer on August 8, 2019.

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on November 20, 2015 (the “Original Schedule 13D”) and amended by Amendment No. 1 filed June 30, 2016 (“Amendment No. 1”) and Amendment No. 2 filed February 10, 2017 (“Amendment No. 2”), with respect to the Issuer (the Original Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, the “Schedule 13D”).  Capitalized terms used in this Amendment and not otherwise defined have the same meanings ascribed to them in the Schedule 13D.  Unless specifically amended hereby, the disclosure set forth in the Schedule 13D remains unchanged.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by appending the following thereto:

Schedule I to this Statement, setting forth the (a) name, (b) business address, (c) present principal occupation or employment, (d) name, principal business and address of any corporation or other organization in which such occupation or employment is conducted and (e) citizenship, in each case, of each director and executive officer of the Reporting Persons, is amended and restated in its entirety to read as set forth in Schedule I to this Amendment, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended and supplemented by appending the following thereto:

Beginning on July 25, 2019, the Components for Tranche 1 of the PPV Transaction (each as defined in Item 6 of this Statement) started to mature, with one Component maturing each trading day for 25 consecutive trading days ending on August 28, 2019.  On the settlement date for each such Component, Liberty Global cash settled such Component by paying to Bank of America an amount in cash (from cash on hand) based on the formula set forth in the Reclassification Adjustment Confirmation (defined in Item 6 of this Statement).  The amount paid by Liberty Global to Bank of America on each such settlement date was as follows:

Settlement Date	Amount

July 25, 2019	$421,360.09
July 26, 2019	$422,526.78
July 29, 2019	$410,736.55
July 30, 2019	$413,163.26
July 31, 2019	$422,271.78
August 1, 2019	$416,036.65
August 2, 2019	$404,884.76
August 5, 2019	$404,533.09
August 6, 2019	$395,117.90
August 7, 2019	$387,357.75
August 8, 2019	$403,581.40
August 9, 2019	$415,944.99

Page 4 of 11 Pages

Settlement Date	Amount

August 12, 2019	$407,423.15
August 13, 2019	$397,809.62
August 14, 2019	$376,275.86
August 15, 2019	$364,270.62
August 16, 2019	$359,257.19
August 19, 2019	$359,823.86
August 20, 2019	$354,385.42
August 21, 2019	$349,203.65
August 22, 2019	$348,605.31
August 23, 2019	$342,513.52
August 26, 2019	$341,336.83
August 27, 2019	$331,816.64
August 28, 2019	$319,858.19

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

The responses of each Reporting Person to Rows (7) through (13) of their respective cover pages to this Statement are incorporated herein by reference.

LGIL holds all 2,500,000 of the Owned Voting Shares directly.  Because LGIL is a direct wholly-owned subsidiary of Liberty Global, Liberty Global may be deemed to beneficially own all of the 2,500,000 Owned Voting Shares and share voting and dispositive power over the Owned Voting Shares with LGIL.

The present ability of the Reporting Person to dispose of the Pledged Shares (defined in Item 6 of this Statement) is limited by the Pledge Agreement (defined in Item 6 of this Statement).  See the description of the Pledge Agreement in Item 6 of this Statement, which is incorporated herein by reference.

The Reporting Persons are required to vote the Owned Voting Shares in respect of certain matters in accordance with the Voting and Standstill Agreement.  See the description of the Voting and Standstill Agreement in Item 6 of this Statement, which is incorporated herein by reference.

The beneficial ownership information set forth above does not include any securities of the Issuer beneficially owned by the Seller Funds or their affiliates (including MHR and Mark H. Rachesky, M.D., the Chairman of the Issuer’s Board (“Dr. Rachesky”)), John C. Malone, chairman of the board of directors of Liberty Global (“Dr. Malone”), Discovery or DLIL (together, the “Other Parties”).  As a result of the Investor Rights Agreement and Voting and Standstill Agreement described in Item 6 of this Statement, the Reporting Persons may be deemed to beneficially own and share voting and/or dispositive power over the Shares beneficially owned by the Other Parties and their respective affiliates.  Based on a Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on December 21, 2018, by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Fund Management LLC, MHR Holdings LLC and Dr. Rachesky, various funds affiliated with MHR Fund Management (including the Seller Funds) and Dr. Rachesky beneficially own an aggregate of 15,924,902 Voting Shares (approximately 19.3% of the total number of Voting Shares outstanding).  Based on a Schedule 13D filed with the SEC on August 19, 2019 by Dr. Malone, Dr. Malone and various persons and entities affiliated with Dr. Malone beneficially own an aggregate of 5,561,911 Voting Shares (approximately 6.7% of the total number of Shares outstanding).  Based on a Schedule 13D filed with the SEC on August 30, 2019 by Discovery, Discovery and DLIL beneficially own an aggregate of 2,500,000 Voting Shares (approximately 3.0% of the total number of Voting Shares outstanding).

Page 5 of 11 Pages

This Statement is not an admission or acknowledgment that the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Act with any or all of the Other Parties.

(c)

Between July 25, 2019 and August 28, 2019, inclusive, the 25 Components of Tranche 1 of the PPV Transaction were cash settled on successive trading days, as described in the last paragraph of Item 3, which is incorporated herein by reference.

(d)

LGIL is obligated to share with Bank of America the economic benefit of any dividends paid on the Pledged Shares during the term of the pledge.  See the description of the Pledged Shares and the Pledge Agreement in Item 6 of this Statement, which is incorporated herein by reference.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by appending the following thereto:

Beginning on July 25, 2019, the Components for Tranche 1 of the PPV Transaction started to mature, with one Component maturing each trading day for 25 consecutive trading days ending on August 28, 2019.  On the settlement date for each such Component, Liberty Global cash settled such Component by paying to Bank of America an amount in cash based on the formula set forth in the Reclassification Adjustment Confirmation, and the number of Pledged Shares was reduced by 16,667 Voting Shares and 16,667 Non-Voting Shares (or, in the case of the last such Component, 16,659 Voting Shares and 16,658 Non-Voting Shares).  Following the settlement of the last such Component on August 28, 2019, the Pledged Shares comprise 833,333 Voting Shares and 833,334 Non-Voting Shares.

Page 6 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2019	Liberty Global plc

/s/ Bryan H. Hall
	Name:	Bryan H. Hall
	Title:	Executive Vice President, General Counsel and Secretary

Liberty Global Incorporated Limited

/s/ Bryan H. Hall
Name:	Bryan H. Hall
Title:	Director

Page 7 of 11 Pages

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY GLOBAL

The name, citizenship, business address, and present principal occupation or employment of each of the executive officers and directors of Liberty Global are set forth below.

Executive Officers of Liberty Global plc

Name	Present Principal Occupation	Business Address	Citizenship
Michael T. Fries	Chief Executive Officer, President and Vice Chairman of the board of directors of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United States

Charles H.R. Bracken	Executive Vice President and Chief Financial Officer (Principal Financial Officer) of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United Kingdom

Bryan H. Hall	Executive Vice President, General Counsel and Secretary of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United States

Enrique Rodriguez	Executive Vice President and Chief Technology Officer of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United States

Directors of Liberty Global plc

Name	Present Principal Occupation	Business Address	Citizenship
John C. Malone	Chairman of the board of directors of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United States

Michael T. Fries	Chief Executive Officer, President and Vice Chairman of the board of directors of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United States

Andrew J. Cole	Chief Executive Officer of Glow Financial Services Ltd., a private company that operates as a full service provider of handset and home device financing for wireless carriers and cable companies	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United Kingdom

Miranda Curtis	Retired President of Liberty Global Japan	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United Kingdom

Page 8 of 11 Pages

Name	Present Principal Occupation	Business Address	Citizenship
John W. Dick	Private Investor	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	Canada

Paul A. Gould	Managing Director of Allen & Company, LLC, an investment banking and financial advisory firm	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United States

Richard R. Green	Retired President and Chief Executive Officer of Cable Television Laboratories, Inc., a not-for-profit cable television industry research and development consortium	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United States

David E. Rapley	Retired Executive Vice President, VECO Corp., an engineering services firm	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United Kingdom

Larry E. Romrell	Retired Executive Vice President, Tele-Communications, Inc., a telecommunications company that later merged into AT&T	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United States

J.C. Sparkman
Co-Founder and retired Chairman of the Board of Broadband Services, Inc., a provider of asset management, logistical, installation and repair services for telecommunications service providers and equipment manufacturers
		Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United States

J. David Wargo	President of Wargo & Company, Inc., a private company specializing in investing in the communications industry	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United States

Page 9 of 11 Pages

EXECUTIVE OFFICERS AND DIRECTORS OF LGIL

The name, business address, and present principal occupation or employment of each of the executive officers and directors of LGIL are set forth below.

Executive Officers of Liberty Global Incorporated Limited

None.

Directors of Liberty Global Incorporated Limited

Name	Present Principal Occupation	Business Address	Citizenship
Charles H.R. Bracken	Executive Vice President and Co-Chief Financial Officer (Principal Financial Officer) of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United Kingdom

Jeremy Evans	Deputy General Counsel and Assistant Secretary of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United Kingdom

Bryan H. Hall	Executive Vice President, General Counsel and Secretary of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United States

Page 10 of 11 Pages

EXHIBIT INDEX

Exhibit No.	Description
99.1
Share Purchase Agreement, dated as of November 10, 2015, among LGIL, DLIL, the Seller Funds and, solely for purposes of Section 5.03 thereof, Liberty Global and Discovery (incorporated herein by reference to Exhibit 99.1 to the Amendment No. 20 to Schedule 13D filed by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Fund Management LLC, MHR Holdings LLC and Dr. Rachesky with the SEC on November 13, 2015).

99.2	PPV Confirmation, dated as of November 12, 2015, between LGIL and Bank of America (incorporated herein by reference to Exhibit 99.2 to the Original Schedule 13D).

99.3	Pledge Agreement, dated as of November 12, 2015, between LGIL and Bank of America (incorporated herein by reference to Exhibit 99.3 to the Original Schedule 13D).

99.4	Reclassification Adjustment Confirmation, dated as of February 10, 2017, from Bank of America to LGIL (incorporated herein by reference to Exhibit 99.4 to Amendment No. 2).

99.5
Investor Rights Agreement, dated as of November 10, 2015, among MHR, LGIL, DLIL, the Issuer, Liberty Global, Discovery and the Seller Funds (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K (file number 1-14880) filed by the Issuer with the SEC on November 10, 2015).

99.6
Voting and Standstill Agreement, dated as of November 10, 2015, among the Issuer, the Seller Funds, LGIL, DLIL, Dr. Malone, MHR, Liberty Global, Discovery (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K (file number 1-14880) filed by the Issuer with the SEC on November 10, 2015).

99.7
Registration Rights Agreement, dated as of November 10, 2015, between the Issuer and LGIL (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K (file number 1-14880) filed by the Issuer with the SEC on November 10, 2015).

99.8	Joint Filing Agreement, dated as of November 20, 2015, between LGIL and Liberty Global (incorporated herein by reference to Exhibit 99.8 to the Original Schedule 13D).

99.9
Amendment No. 1 to Investor Rights Agreement, dated as of June 30, 2016, among MHR, LGIL, DLIL, the Issuer, Liberty Global, Discovery and the Seller Funds (incorporated herein by reference to Exhibit 99.9 to Amendment No. 1).

99.10
Amendment to Voting and Standstill Agreement, dated as of June 30, 2016, among the Issuer, the Seller Funds, LGIL, DLIL, Dr. Malone, MHR, Liberty Global and Discovery (incorporated herein by reference to Exhibit 99.10 to Amendment No. 1).

Page 11 of 11 Pages